UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GreeneStone Healthcare Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

394811103

(CUSIP Number)

GreeneStone Healthcare Corporation

5734 Yonge Street, Suite 300

North York, Ontario, Canada M2M 4E7

Attn: Shawn E. Leon

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 394811103	13D	Page 2 of 9 Pages

1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leon Developments Ltd., an Ontario corporation (Tax Number 81635 8675)

Shawn E. Leon, an Ontario resident

Eileen Greene, an Ontario resident

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Leon Developments Ltd. OO Shawn Leon PF and OO Eileen Greene PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Leon Developments Ltd., an Ontario corporation

Shawn E. Leon, a Canadian citizen and an Ontario resident

Eileen Greene, an Irish citizen and a permanent resident of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

Leon Developments 60,000,000 shares

Shawn Leon 64,947,650 (includes the 2,687,300 shares held by Greenestone Clinic Inc. and the 60,000,000 shares held by Leon Developments which Mr. Leon wholly owns and controls)

Eileen Greene 1,910,000 shares*

*Ms. Greene also owns convertible notes for 6,767,042 shares and warrants to purchase 6,767,042 shares, which can be converted and exercised within the next 60 days.

	8.	SHARED VOTING POWER Leon Developments 0 shares Shawn Leon 0 shares Eileen Greene 0 shares
	9.

SOLE DISPOSITIVE POWER

Leon Developments 60,000,000 shares

Shawn Leon 64,947,650 (includes the 2,687,300 shares held by Greenestone Clinic Inc. and the 60,000,000 shares held by Leon Developments which Mr. Leon wholly owns and controls)

Eileen Greene 1,910,000 shares*

 *Eileen Greene also owns convertible notes for 6,767,042 shares and warrants to purchase 6,767,042 shares, which can be converted and exercised within the next 60 days.

	10.	SHARED DISPOSITIVE POWER Leon Developments 0 shares Shawn Leon 0 shares Eileen Greene 0 shares

CUSIP No. 394811103	13D	Page 3 of 9 Pages

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Leon Developments 60,000,000

Shawn Leon 64,947,650 (includes the 2,687,300 shares held by Greenestone Clinic Inc. and the 60,000,000 shares held by Leon Developments which Mr. Leon wholly owns and controls)

Eileen Greene 15,444,084 (includes convertible notes for 6,767,042 shares and warrants to purchase 6,767,042 shares, which can be converted and exercised within the next 60 days)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Leon Developments 54.6%

Shawn Leon 59.1% (this includes the 60,000,000 shares also represented in Leon Developments’ percentage)

Eileen Greene 12.5% (the 13,534,084 shares subject to the convertible notes and warrants have been added to the number of outstanding shares for purposes of making this calculation)

* The percentage is calculated based upon total outstanding shares of 109,938,855 as of February 14, 2017 following the restructuring transactions, based on the records maintained by GRST.

14.	TYPE OF REPORTING PERSON (see instructions) Leon Developments CO Shawn Leon IN Eileen Greene IN

Explanatory Note: This Schedule 13D is being filed to disclose the greater than 5% beneficial ownership of shares of GRST newly acquired by reporting person Leon Developments in connection with the Issuer’s restructuring transactions, as well as to make disclosure of Shawn Leon’s and Eileen Greene’s greater than 5% beneficial ownership of shares of GRST which were not previously disclosed individually or as a group on Schedules 13D or 13G.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of GreeneStone Healthcare Corporation (“Issuer” or “GRST”). The principal executive offices of GRST are located at 5734 Yonge Street, Suite 300, Toronto, Ontario, Canada M2M 4E7.

CUSIP No. 394811103	13D	Page 4 of 9 Pages

Item 2.  Identity and Background.

(a)       Leon Developments Ltd. (“Leon Developments”)

(b)       46 Fairway Heights Drive

Thornhill, Ontario

L3T3A9

(c)       Leon Developments is an Ontario corporation wholly owned by Shawn Leon. Leon Developments had no business activities other than holding all of the stock of its wholly owned subsidiary, Cranberry Cove Holdings Ltd., an Ontario corporation (“CCH”). CCH has no other business than owning and leasing the real estate that the Muskoka healthcare clinic in Ontario, Canada operates from. In connection with a corporate restructuring that closed on or about February 13, 2017, GRST sold the assets of its Muskoka healthcare clinic subsidiary to an unrelated third party, GRST purchased the CCH stock and thereby acquired the Muskoka clinic real estate and concurrently leased it to the buyer of the clinic business, and GRST purchased from an unrelated third party the business and real estate assets of a Florida healthcare clinic. Leon Developments has no other business activities other than holding the 60,000,000 shares of GRST it received in consideration for selling the stock of CCH.

(d)       Leon Developments has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Leon Developments has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(a)       Shawn Leon

(b)       46 Fairway Heights Drive

Thornhill, Ontario

L3T3A9

(c)       Employed as Chief Executive Officer, Chief Financial Officer, President and Director of GRST; also is sole shareholder and President of Greenestone Clinic Inc. and Leon Developments. Greenestone Clinic Inc. is an Ontario corporation and conducts no active business other than to hold the GRST shares.

(d)       Shawn Leon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Shawn Leon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 394811103	13D	Page 5 of 9 Pages

(f)       Shawn Leon is a Canadian citizen and resident of Ontario.

(a)       Eileen Greene (wife of Shawn Leon)

(b)       46 Fairway Heights Drive

Thornhill, Ontario

L3T3A9

(c)       Employed as Partner in HUB International, an insurance brokerage firm

(d)       Eileen Greene has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Eileen Greene has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       Eileen Greene is an Irish citizen and permanent resident of Ontario.

Item 3.  Source or Amount of Funds or Other Consideration.

Leon Developments sold the stock of its real estate holding company, Cranberry Cove Holdings Ltd., to GRST and as consideration for the purchase GRST issued 60,000,000 shares representing approximately US$1,980,000. Leon Developments has not acquired any shares on the open market or sold any shares.

Shawn Leon has acquired his shares through convertible notes issued by GRST except as noted in item 5(c) below. Mr. Leon paid for the shares from personal funds except for 1,757,850 shares he received in exchange for services he performed for the Company. Mr. Leon has not sold any shares and, except as noted in item 5(c) below, has not acquired any shares on the open market.

Eileen Greene has acquired all of her shares directly from the Issuer through the purchase of convertible notes and warrants and from a private equity raise. Ms. Greene paid for all of the shares from personal funds. Ms. Greene has not acquired any shares on the open market or sold any shares.

Item 4.  Purpose of Transaction.

This Schedule 13D is being filed to disclose the greater than 5% beneficial ownership of shares of GRST newly acquired by reporting person Leon Developments in connection with the Company’s restructuring transactions, as well as to make disclosure of Shawn Leon’s and Eileen Greene’s greater than 5% beneficial ownership of shares of GRST which were not previously made individually or as a group on Schedules 13D or 13G.

Following the restructuring transactions, these three reporting persons do not intend to:

(a)       acquire or dispose of additional securities of the Issuer;

(b)       engage in an extraordinary corporate transaction other than the restructuring transactions which just occurred;

CUSIP No. 394811103	13D	Page 6 of 9 Pages

(c)       engage in a sale or transfer of a material amount of assets of GRST or any of its subsidiaries other than in connection with the restructuring transactions which just occurred;

(d)       change the present board of directors or management of GRST, other than to hire a new CFO;

(e)       change the present capitalization or dividend policy of GRST;

(f)       make any other material changes in GRST’s business or corporate structure other than what has occurred with the restructuring transactions;

(g)      change the Issuer’s charter or bylaws, except to effectuate a name change as required in connection with the sale of the GreeneStone Muskoka clinic business and assets as part of the restructuring transactions;

(h)       cause a class of securities of GRST to be delisted or cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i)       cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       take any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

CUSIP No. 394811103	13D	Page7 of 9 Pages

(a) and (b)

Reporting Person	Amount beneficially owned:	Percent of Class	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Leon Developments Ltd. Shawn E. Leon Eileen Greene

60,000,000

64,947,650 (includes the 2,687,300 shares held by Greenestone Clinic Inc. and the 60,000,000 shares held by Leon Developments which Mr. Leon wholly owns and controls)

15,444,084 (includes convertible notes for 6,767,042 shares and warrants to purchase 6,767,042 shares, which can be converted and exercised within the next 60 days)

54.6%

59.1% (this includes the 60,000,000 shares also represented in Leon Develop-ments’ percentage)

12.5% (the 13,534,084 shares subject to the convertible notes and warrants have been added to the number of outstanding shares for purposes of making this calculation)

60,000,000

64,947,650 (includes the 2,687,300 shares held by Greenestone Clinic Inc. and the 60,000,000 shares held by Leon Developments which Mr. Leon wholly owns and controls)

15,444,084 (includes convertible notes for 6,767,042 shares and warrants to purchase 6,767,042 shares, which can be converted and exercised within the next 60 days)

0 0 0

60,000,000

64,947,650 (includes the 2,687,300 shares held by Greenestone Clinic Inc. and the 60,000,000 shares held by Leon Developments which Mr. Leon wholly owns and controls)

15,444,084 (includes convertible notes for 6,767,042 shares and warrants to purchase 6,767,042 shares, which can be converted and exercised within the next 60 days)

0 0 0

(c)        Leon Developments acquired all of its 60,000,000 shares effective with the closing of the restructuring transactions on or about February 13, 2017, as consideration for its sale of the Muskoka clinic real estate to GRST through the sale of the stock of the company (CCH) which owns the clinic real estate.

Shawn Leon has acquired all of his 4,947,650 shares by the conversion of notes issued by GRST, except as follows:

500,000 shares were purchased on December 16, 2013 from a departing officer of GRST;

2,687,300 shares were issued by GRST to Greenestone Clinic Inc. in payment of monies owing from GRST to Greenestone Clinic, 2,600,000 shares on September 21, 2011 and 87,300 shares on June 21, 2012. Greenestone Clinic Inc. is now wholly owned by Mr. Leon; and

2,500 shares were purchased in the open market in or about October 2012.

CUSIP No. 394811103	13D	Page 8 of 9 Pages

Eileen Greene has acquired all of her 1,910,000 shares by convertible notes/warrants and private equity raise by GRST. On December 16, 2016, she acquired a note convertible for 6 months into 5,433,709 shares along with a warrant exercisable for 3 years to acquire 5,433,709 shares, and on January 16, 2017, she purchased another note from GRST convertible into 1,333,333 shares for 6 months along with a warrant exercisable for 3 years to acquire 1,333,333 shares.

(d)       No other person is known to have the right to receive or direct the receipt of the proceeds for the sale of any of the beneficially owned shares of these three reporting persons.

(e)       No reporting person has ceased to be a beneficial owner of more than five percent of the common stock of GRST.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Stock Purchase Agreement between Leon Developments Ltd. and Issuer dated February 9, 2017, and Asset Purchase Agreement between Issuer’s subsidiary Greenestone Clinic Muskoka Inc., as seller, and Canadian Addiction Residential Treatment LP, as buyer, dated February 13, 2017, were filed as exhibits to the Issuer’s 8K filed February 17, 2017.

Asset Purchase Agreement between Seastone of Delray, LLC, as seller, and Issuer’s subsidiary Seastone Delray Healthcare, LLC, as buyer, dated May 17, 2016, and Commercial Real Estate Contract between Seastone Condominiums of Delray, LLC and 810 Andrews, LLC, as sellers, and Issuer’s subsidiary Seastone Delray Healthcare, LLC, as buyer, dated May 17, 2016, were filed as exhibits to the Issuer’s 8K filed May 23, 2016.

[Signature page follows]

CUSIP No. 394811103	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2017	Shawn E. Leon

/s/
Name: Shawn E. Leon
Title: President, CEO, and CFO Leon Developments, Ltd. /s/ Name: Shawn E. Leon Its: President Eileen Greene /s/ Name: Eileen Greene Title: Shareholder